FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED RESULTS FOR THE SECOND QUARTER OF 2006

(Santiago, Chile, August 3, 2006) Madeco S.A. ("Madeco") (NYSE ticker: MAD) today announced its consolidated financial results in Chilean GAAP for the first half ended June 30, 2006. All figures are expressed in Chilean pesos at June 30, 2006. Translations to US dollars made in this report are based on the exchange rate on that date (US$1.00 = Ch$539.44) and UF1.00= Ch$18,151.4 at June 30, 2006.

  Highlights

    Sales in the first half of 2006 increased by 42.4% over the same period of 2005, totaling Ch$275,648 million. This is explained by an 18.1% rise in the volume sold and an increase in the cost of raw materials.

    Despite the sharp rise in the copper price in April and May (rises of US$1,300 and US$1,700 per ton at its average quotation), Madeco has been able to pass on this higher cost to its customers thanks to which the Company has managed to sell its copper products normally at the LME average for the month of delivery and invoicing. As our accounting system values copper at the average weighted price for its costing, when these sudden price rises occur on the LME, our average weighted cost is significantly lower than the average LME value of copper for invoicing. In the 2Q06, there has therefore been an extraordinary operating gain, which we estimate at Ch$6,500 million. The opposite effect could happen if the copper price in the coming months falls abruptly.

    The Company's operating income improved by 99.6% as a result of price increases and increased sales volumes. Administrative and selling expenses also increased by 10.0% in the first half compared to 2005 reflecting greater commercialization activities and the costs inherent in the SEC requirements.

    The Company produced a net income of Ch$19,869 million in the first half of 2006, 128.3% higher than the Ch$8,703 million reported for the same period of 2005. This improvement comprises an increase in operating income of Ch$15,351 million, a higher charge in the non-operating result of Ch$1,568 million and a higher charge for income tax, minority interest and others of Ch$2,617 million.

    The net income for the second quarter was Ch$13,321 million, 185.9% more than the Ch$4,660 million produced in the second quarter of 2005, mainly due to a higher operating income.

  Consolidated Income Statement Highlights (Exhibits 1 & 2)

  Net Income The net income for 2Q06 reached Ch$13,321 million, 185.9% up on the Ch$4,660 million produced the year before. This increase was mainly due to greater operating income of Ch$13,400 million which was partially offset by a higher non-operating loss of Ch$2,720 million and a higher charge for income tax, minority interest and others of Ch$2,019 million.

  Revenues Sales in 2Q06 amounted to Ch$155,506 million, an increase of 52.5% over the same period of the year before. This increase in consolidated sales is basically explained by an increase in the volume sold (4,616 tons) and the rise in the average price of the mix as a result of the increase in copper prices.

  Gross Income The operating margin was Ch$28,534 million, 99.2% greater than the Ch$14,325 million of the previous year, as a result of a 52.5% increase in sales and a 44.9% increase in the cost of sales. The increase in cost of sales was basically due to the increase in the volume sold and in the cost of the principal raw materials like copper and aluminum. The increase in the average copper price (LME) for June 2006 compared to that for June 2005 was 104.2% in dollar terms (from US$3,524 per ton to US$7,198). The increase in the case of aluminum was 43.1%, also in dollar terms.

  The sales prices of our products are indexed to the price of our principal raw material, copper, through the price published by the London Metal Exchange (LME). All products with a high copper content show their sale prices as the LME monthly average + transformation. Extraordinary gains were produced because of the very abrupt rises on the LME, generated by the difference between the LME price invoiced to the customer and the average weighted price or valuation of our inventories, as explained in the opening summary.

  Operating Income The operating income for 2Q06 reached Ch$21,110 million, 173.8% higher than the Ch$7,710 million obtained the year before. This increase is explained by the 99.2% (Ch$14.208 million) improvement in the operating margin, offset by a 12.2% increase in administrative and selling expenses as a result of the higher turnover.

  Non-Operating Income The Company's non-operating loss for 2Q06 amounted to Ch$4,950 million, 121.9% higher than the loss of Ch$2,231 million reported in 2Q05. This is basically due to exchange losses, net of the impact of hedging costs, plus price-level restatements of Ch$1,581 million (in the same period of 2005, Madeco produced a gain of Ch$929 million). The exchange difference loss in the second quarter of 2006 was mainly the result of hedging costs of the Brazilian subsidiary.

  Because of the increase in the price of our principal raw material, the Company has substantially increased its working capital and, as there is no financing from suppliers, the level of short-term debt has increased. This, together with an increase in interest rates, has produced a rise in financial expenses of Ch$774 million. It is important to point out that this higher debt is invested in inventories and accounts receivable, resulting in a current ratio of 2.53:1.

  Income Tax During 2Q06, income tax represented a charge of Ch$2,452 million, compared to Ch$662 million in the same period of the year before.

  Minority Interest The Company's minority interest mainly reflects the portion earnings corresponding to the participation of minority shareholders in the subsidiaries Alusa, Indeco and Indalum. The minority interest in 2Q06 was a negative Ch$393 million, compared to a negative Ch$157 million in 2Q05. This is mainly the result of the greater income produced by the subsidiary Alusa.

  Analysis by Business Unit (Exhibits 3 through 6)

  Wire & Cable Sales in 2Q06 amounted to Ch$97,815 million of which Ch$27,840 million came from sales of copper rods and the remaining Ch$69,975 million from sales of cables. Sales volumes rose by 18.4%, particularly of rods (81.7%) and cables in Argentina (93.0%) and, to a lesser degree, cables in Brazil (14.5%). These volumes were partially offset by reduced volumes in Peru (11.6%), as the quarter was one of presidential elections, and in Chile (33.9%).

  The cost of sales amounted to Ch$80,099 million in 2Q06, 55.5% higher than the Ch$51,524 million reported the year before. This increase was principally due to the increased volume sold (18.4%) and to the increased copper price which rose by 104.2% in dollar terms (LME average June 2006 vs June 2005).

  The operating margin rose by 2.6 percentage points, from 15.5% to 18.1% of sales, mainly due to the increase in the margin for rods and, to a lesser extent, a greater margin from the cables business partly due to the application of the cost of copper at its weighted average value.

  Administrative and selling expenses increased by 19.1%, from Ch$3,758 million to Ch$4,474 million, as a result of higher commercialization and operating activity. However, these reduced as a percentage of sales, from 6.2% to 4.6% in 2006.

  Operating income totaled Ch$13,242 million in 2Q06 against Ch$5,707 million in 2Q05, an increase of 132.0%.

  Brass Mills Sales in 2Q06 reached Ch$36,955 million, 74.3% more than the Ch$21,207 million produced the previous year. This was principally due to the higher copper price and higher export volumes from Chile.

  The cost of sales showed a rise of 52.1% as a result of the increase in volumes and the increase in the copper price. As a percentage of sales, costs fell from 92.6% to 80.8%. This is the result of improvements in export sales margins and greater operating efficiency.

  The operating margin rose from 7.4% to 19.2% of sales, mainly due to higher export volumes from Chile, accompanied by better margins and the application of the copper cost to the weighted average value.

  Administrative and selling expenses increased by 15.7%, from Ch$1,191 million to Ch$1,378 million. These expenses have fallen as a percentage of sales, from 5.6% to 3.7% in 2006.

  Operating income totalled Ch$5,711 million in 2Q06 against Ch$999 million in 2Q05.

  Flexible Packaging Sales declined by 4.2%, from Ch$12,059 million to Ch$11,547 million. Sales volumes in Chile increased by 3.8%, while those in Argentina fell by 3.2%. Total sales volumes rose by 1.4%.

  The cost of sales decreased by 8.2%, from Ch$10,424 million to Ch$9,568 million. These costs in Chile reduced by 9.8% because of improvements in efficiency and procurement management, while those in Argentina fell by 4.5% attributable to the lower sales volume. As a percentage of sales, costs declined from 86.4% to 82.9%.

  The operating margin increased from 13.6% to 17.1% of sales.

  Administrative and selling expenses reduced by 15.5%, from Ch$878 million to Ch$742 million. This reflects the efforts made to rationalize and make more efficient the general operations of the business unit.

  Aluminum Profiles Sales in 2Q06 increased by 19.4% compared to 2005, from Ch$7,696 million to Ch$9,189 million. This reflects a greater sales volume (27.9%) partially offset by reduced sales prices due to the greater competition faced.

  The cost of sales rose by 23.2%, from Ch$6,038 million to Ch$7,439 million, as a result of higher sales volume and the increase in the average price of the raw material (average price of Al in June 2006 was 43.1% higher in dollar terms than in June 2005).

  The operating margin fell from 21.5% to 19.0% of sales.

  Administrative and selling expenses increased by 5.2%, from Ch$789 million to Ch$830 million. As a percentage of sales, these moved from 10.3% to 9.0% in 2006.

  Balance Sheet (Exhibit 7)

Assets The Company's total assets at June 30, 2006 amounted to Ch$ 422,490 million, 11.2% more than the previous year.

Current Assets

amounted to Ch$ 231,391 million, 31.4% higher than at June 2005, mainly attributable to higher accounts receivable (+Ch$26,822 million) and inventories (+Ch$23,559 million), as a result of the greater sales volumes and the higher price of raw materials, and to an increase in recoverable taxes (+Ch$9,298 million). These increases are compensated by smaller investments in financial instruments compared to the year before, of Ch$6,655 million.

Fixed Assets

Amounted to Ch$148,319 million at June 2006, 8.4% lower than at the same date of the year before, as a result of the appreciation of the Chilean peso against the US dollar and its effect on the volume of assets controlled in foreign currency. The investment in fixed assets was Ch$5,460 million, equivalent to 81.1% of the depreciation for the period.

Other Assets

Amounted to Ch$42,780 million, a 1.8% increase over 2005. This reflects the consolidation of Optel in the financial statements at March 2006.

Liabilities Total liabilities at June 30, 2006 amounted to Ch$ 170,162 million, 10,8% less than in June 2005.

Bank debt

Amounted to Ch$94,702 million at June 2006, representing a decrease of 9.3% (Ch$9,652 million) compared the same date of the previous year. This reflects reduced long-term debt following the repayment made with the proceeds of the capital increase made in November for Ch$44,017 million, partially offset by increases in short-term debt needed to finance the working capital of the parent and its subsidiaries.

On June 5, 2006, the Company refinanced a total of US$50 million of its financial debt with a 5-year syndicated bank loan. Approximately US$12 million of this financing was used to prepay debts with Quiñenco. Another US$13 million was used to repay a bridging loan that BBVA had granted to the Company associated with the capital increase. The other US$25 million is working capital which it was decided to finance at 2 years during which time it is expected to return to a normal copper price situation.

Bonds

Bonds payable amounted to Ch$26,652 million at June 2006, a 13.3% reduction with respect to the year before. This is the result of the payment of amortizations in June and December in accordance with their repayment schedule. These Series D bonds accrue interest at UF + 5% per annum.

Equity The total outstanding at June 30, 2006 was Ch$241,435 million, which represents a 35.4% increase over June 2005.

Paid Capital

Amounted to Ch$261,485 million at June 2006, which compares positively with Ch$207,895 million at June 2005. 907,197,242 shares were subscribed for on November 26, 2005, for which Madeco received Ch$44,017 million. In addition, on May 5, 2006, all the remaining shares (192,802,758) issued and registered at October 17, 2005 were subscribed on the Santiago Stock Exchange. The Company received a total of approximately Ch$9,315 million from the transaction.

Share Premium

Declined from Ch$40,280 million at June 2005 to Ch$39,697 million at June 2006.

Other Reserves

Decreased by Ch$14,621 million with respect to June 2005, to Ch$1,142 million at June 2006, as a result of the appreciation of the peso and other foreign currencies between tose dates and its impact on equity through the application of Accounting Technical Bulletin 64 with respect to foreign investments.

Accumulated Losses

Amounted to Ch$60,890 million at June 2006 compared to a figure of Ch$84,466 million at June 2005, following the results for 2H06 and 2H05 respectively.

For further information contact:

Investor Relations

Tel. : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : ir@madeco.cl

Web Site : www.madeco.cl

***************

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open anonymous corporation according to Chilean law. Currently it has operations in Chile, Brazil, Peru, and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging and wrappers for mass consumer products, such as foods, sweets and cosmetics.

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today's date, including, but not limited to, changes in company strategy, or in capital spending, or reflect the occurrence of unanticipated events.

Exhibit 1: Consolidated Income Statement
(Second Quarter)

	Ch$ millions			US$ millions (1)
	2Q05	2Q06	% Change	2Q05	2Q06	% Change

Revenues	101,951	155,506	52.5%	176.1	288.3	63.7%
COGS	(87,626)	(126,972)	44.9%	(151.3)	(235.4)	55.5%
Gross Income	14,325	28,534	99.2%	24.7	52.9	113.8%
SG&A	(6,616)	(7,424)	12.2%	(11.4)	(13.8)	20.5%
Operating Income	7,710	21,110	173.8%	13.3	39.1	193.9%

Financial income	343	644	87.6%	0.6	1.2	101.4%
Equity in earning (losses) of related companies	116	118	2.3%	0.2	0.2	270.3%
Other non-operating income	131	78	-40.7%	0.2	0.1	-36.3%
Financial expenses	(2,485)	(3,259)	31.2%	(4.3)	(6.0)	40.8%
Positive goodwill amortization	(466)	(439)	-5.8%	(0.8)	(0.8)	1.1%
Other non-operating expenses	(799)	(511)	-36.0%	(1.4)	(0.9)	-31.4%
Price-level restatement	929	(1,581)	-270.2%	1.6	(2.9)	-2612.9%
Non-Operating Results	(2,231)	(4,950)	121.9%	(3.9)	(9.2)	53.4%

Income (Loss) before income taxes	5,479	16,159	194.9%	9.5	30.0	216.6%
Income tax	(662)	(2,452)	270.6%	(1.1)	(4.5)	297.7%
Minority interest	(157)	(393)	149.9%	(0.3)	(0.7)	168.2%
Negative goodwill amortization	0	7	N/A	0.0	0.0	N/A
Net Income (Loss)	4,660	13,321	185.9%	8.0	24.7	206.8%

Gross Margin	14.1%	18.3%	-	14.1%	18.3%	-
SG&A / Sales	6.5%	4.8%	-	6.5%	4.8%	-
Operating Margin	7.6%	13.6%	-	7.6%	13.6%	-

1 Exchange rate on June-06. 2006 US$1,00 = 539.44
Exchange rate on June-06. 2005 US$1,00 = 579

Exhibit 2: Consolidated Income Statement
(Six Months Ended June-2006)

	Ch$ millions			US$ millions (1)
	YTD Jun 05	YTD Jun 06	% Change	YTD Jun 05	YTD Jun 06	% Change

Revenues	193,542	275,648	42.4%	334.3	511.0	52.9%
COGS	(166,001)	(231,544)	39.5%	(286.7)	(429.2)	49.7%
Gross Income	27,541	44,104	60.1%	47.6	81.8	71.9%
SG&A	(12,128)	(13,340)	10.0%	(20.9)	(24.7)	18.1%
Operating Income	15,413	30,764	99.6%	26.6	57.0	114.2%

Financial income	545	889	63.0%	0.9	1.6	75.0%
Equity in earning (losses) of related companies	59	277	N/A	0.1	0.5	N/A
Other non-operating income	1,148	422	-63.3%	2.0	0.8	-60.6%
Financial expenses	(4,786)	(5,622)	17.5%	(8.3)	(10.4)	26.1%
Positive goodwill amortization	(958)	(870)	-9.2%	(1.7)	(1.6)	-2.6%
Other non-operating expenses	(1,259)	(1,066)	-15.3%	(2.2)	(2.0)	-9.1%
Price-level restatement	967	118	-87.8%	1.7	0.2	-86.9%
Non-Operating Results	(4,283)	(5,851)	36.6%	(7.4)	(10.8)	0.1%

Income (Loss) before income taxes	11,129	24,913	123.8%	19.2	46.2	140.3%
Income tax	(2,197)	(4,262)	94.0%	(3.8)	(7.9)	108.2%
Minority interest	(229)	(795)	246.8%	(0.4)	(1.5)	272.2%
Negative goodwill amortization	0	13	N/A	0.0	0.0	N/A
Net Income (Loss)	8,703	19,869	128.3%	15.0	36.8	145.0%

Gross Margin	14.2%	16.0%	-	14.2%	16.0%	-
SG&A / Sales	6.3%	4.8%	-	6.3%	4.8%	-
Operating Margin	8.0%	11.2%	-	8.0%	11.2%	-

1 Exchange rate on June-06. 2006 US$1,00 = 539.44
Exchange rate on June-06. 2005 US$1,00 = 579

Exhibit 3: EBITDA by Business Unit
(Second Quarter)

Second Quarter 2005
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F, PACKAGING	PROFILES	Total

Revenues	8,884	52,105	21,207	12,059	7,696	101,951
COGS	(8,507)	(43,017)	(19,640)	(10,424)	(6,038)	(87,626)
Gross Income	377	9,088	1,567	1,635	1,658	14,325
SG&A	(36)	(3,722)	(1,191)	(878)	(789)	(6,616)
Operating Income	341	5,366	376	757	869	7,709
EBITDA	342	6,843	999	1,342	1,090	10,616

Gross Margin	4.2%	17.4%	7.4%	13.6%	21.5%	14.1%
SG&A / Sales	0.4%	7.1%	5.6%	7.3%	10.3%	6.5%
EBITDA Margin	3.8%	13.1%	4.7%	11.1%	14.2%	10.4%

Segment Contribution
% Revenues	8.7%	51.1%	20.8%	11.8%	7.5%	100.0%
% EBITDA	3.2%	64.5%	9.4%	12.6%	10.3%	100.0%

Second Quarter 2006
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F, PACKAGING	PROFILES	Total

Revenues	27,840	69,975	36,955	11,547	9,189	155,506
COGS	(23,528)	(56,571)	(29,866)	(9,568)	(7,439)	(126,972)
Gross Income	4,312	13,404	7,089	1,979	1,750	28,534
SG&A	(111)	(4,363)	(1,378)	(742)	(830)	(7,424)
Operating Income	4,201	9,041	5,711	1,237	920	21,110
EBITDA	4,236	10,943	6,312	1,859	1,180	24,530

Gross Margin	15.5%	19.2%	19.2%	17.1%	19.0%	18.3%
SG&A / Sales	0.4%	6.2%	3.7%	6.4%	9.0%	4.8%
EBITDA Margin	15.2%	15.6%	17.1%	16.1%	12.8%	15.8%

Segment Contribution
% Revenues	17.9%	45.0%	23.8%	7.4%	5.9%	100.0%
% EBITDA	17.3%	44.6%	25.7%	7.6%	4.8%	100.0%

2006 versus 2005
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F, PACKAGING	PROFILES	Total

Revenues	213.4%	34.3%	74.3%	-4.2%	19.4%	52.5%
COGS	176.6%	31.5%	52.1%	-8.2%	23.2%	44.9%
Gross Income	1043.8%	47.5%	352.4%	21.0%	5.5%	99.2%
SG&A	208.3%	17.2%	15.7%	-15.5%	5.2%	12.2%
Operating Income	1132.0%	68.5%	1418.9%	63.4%	5.9%	173.8%
EBITDA	1138.6%	59.9%	531.8%	38.5%	8.3%	131.1%
Exhibit 4: EBITDA by Business Unit
(Six Months Ended June-2006)

YTD Jun 05
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F, PACKAGING	PROFILES	Total

Revenues	16,419	98,742	39,908	23,211	15,262	193,542
COGS	(15,442)	(82,244)	(35,901)	(20,422)	(11,992)	(166,001)
Gross Income	977	16,498	4,007	2,789	3,270	27,541
SG&A	(55)	(6,606)	(2,301)	(1,605)	(1,561)	(12,128)
Operating Income	922	9,892	1,706	1,184	1,709	15,413
EBITDA	919	12,857	2,937	2,358	2,164	21,235

Gross Margin	6.0%	16.7%	10.0%	12.0%	21.4%	14.2%
SG&A / Sales	0.3%	6.7%	5.8%	6.9%	10.2%	6.3%
EBITDA Margin	5.6%	13.0%	7.4%	10.2%	14.2%	11.0%

Segment Contribution
% Revenues	8.5%	51.0%	20.6%	12.0%	7.9%	100.0%
% EBITDA	4.3%	60.5%	13.8%	11.1%	10.2%	100.0%

YTD Jun 06
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F, PACKAGING	PROFILES	Total

Revenues	45,055	130,394	60,359	22,757	17,083	275,648
COGS	(39,727)	(108,266)	(50,918)	(18,887)	(13,746)	(231,544)
Gross Income	5,328	22,128	9,441	3,870	3,337	44,104
SG&A	(182)	(7,655)	(2,559)	(1,357)	(1,587)	(13,340)
Operating Income	5,146	14,473	6,882	2,513	1,750	30,764
EBITDA	5,216	18,159	8,110	3,746	2,261	37,492

Gross Margin	11.8%	17.0%	15.6%	17.0%	19.5%	16.0%
SG&A / Sales	0.4%	5.9%	4.2%	6.0%	9.3%	4.8%
EBITDA Margin	11.6%	13.9%	13.4%	16.5%	13.2%	13.6%

Segment Contribution
% Revenues	16.3%	47.3%	21.9%	8.3%	6.2%	100.0%
% EBITDA	13.9%	48.4%	21.6%	10.0%	6.0%	100.0%

2005 versus 2006
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F, PACKAGING	PROFILES	Total

Revenues	174.4%	32.1%	51.2%	-2.0%	11.9%	42.4%
COGS	157.3%	31.6%	41.8%	-7.5%	14.6%	39.5%
Gross Income	445.3%	34.1%	135.6%	38.8%	2.0%	60.1%
SG&A	230.9%	15.9%	11.2%	-15.5%	1.7%	10.0%
Operating Income	458.1%	46.3%	303.4%	112.2%	2.4%	99.6%
EBITDA	467.6%	41.2%	176.1%	58.9%	4.5%	76.6%

Exhibit 5: EBITDA by Business Unit and Country
(Second Quarter)

	Second Quarter 2005							Second Quarter 2006
(Ch$ million)								(Ch$ million)
	Chile				Peru	Interco,	COPPER ROD	Chile				Peru	Interco,	COPPER ROD

Tons (Third parties)	2,228				1,592	0	3,820	2,810				4,130	0	6,940
Tons (Intercompany)	1,951				1,636	(3,587)	0	3,203				0	(3,203)	0
Tons (Total)	4,179				3,228	(3,587)	3,820	6,013				4,130	(3,203)	6,940

Revenues (Third parties)	4,868				4,016	0	8,884	11,105				16,735	0	27,840
Revenues (Intercompany)	4,271				2,821	(7,092)	0	13,346				0	(13,346)	0
Total revenues	9,139				6,837	(7,092)	8,884	24,451				16,735	(13,346)	27,840
COGS	(8,891)				(6,574)	6,958	(8,507)	(21,433)				(14,588)	12,493	(23,528)
Gross Income	248				263	(134)	377	3,018				2,147	(853)	4,312
SG&A	0				(55)	19	(36)	0				(111)	0	(111)
Operating Income	248				208	(115)	341	3,018				2,036	(853)	4,201
EBITDA	249				209	(116)	342	3,052				2,035	(851)	4,236

Gross Margin	5.1%				6.5%		4.2%	27.2%				12.8%		15.5%
EBITDA Margin	5.1%				5.2%		3.8%	27.5%				12.2%		15.2%

	Chile	Brazil	Optical F,	Argentina	Peru	Interco,	WIRE & CABLE	Chile	Brazil	Optical F,	Argentina	Peru	Interco,	WIRE & CABLE

Tons (Third parties)	2,901	7,436	0	488	3,430	0	14,255	1,911	8,632	0	1,031	2,884	0	14,458
Tons (Intercompany)	5	185	0	69	0	(259)	0	10	93	0	44	147	(294)	0
Tons (Total)	2,906	7,621	0	557	3,430	(259)	14,255	1,921	8,725	0	1,075	3,031	(294)	14,458
Kms,	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Revenues (Third parties)	10,779	26,672	0	1,427	13,227	0	52,105	10,760	39,347	307	3,393	16,168	0	69,975
Revenues (Intercompany)	374	479	0	113	(1)	(965)	0	526	458	0	82	598	(1,664)	0
Total revenues	11,153	27,151	0	1,540	13,226	(965)	52,105	11,286	39,805	307	3,475	16,766	(1,664)	69,975
COGS	(9,420)	(22,354)	0	(1,353)	(10,891)	1,001	(43,017)	(9,201)	(32,642)	(324)	(2,803)	(13,679)	2,078	(56,571)
Gross Income	1,733	4,797	0	187	2,335	36	9,088	2,085	7,163	(17)	672	3,087	414	13,404
SG&A	(456)	(2,309)	0	(108)	(531)	(318)	(3,722)	(578)	(2,645)	(43)	(169)	(625)	(303)	(4,363)
Operating Income	1,277	2,488	0	79	1,804	(282)	5,366	1,507	4,518	(60)	503	2,462	111	9,041
EBITDA	1,618	3,375	0	98	2,042	(290)	6,843	1,849	5,781	(14)	546	2,680	101	10,943

Gross Margin	16.1%	18.0%		13.1%	17.7%		17.4%	19.4%	18.2%	-5.5%	19.8%	19.1%		19.2%
EBITDA Margin	15.0%	12.7%		6.9%	15.4%		13.1%	17.2%	14.7%	-4.6%	16.1%	16.6%		15.6%

	Chile	Coin		Argentina		Interco,	BRASS MILLS	Chile	Coin		Argentina		Interco,	BRASS MILLS
Tons (Third parties)	6,885	273		591		0	7,749	7,219	384		594		0	8,197
Tons (Intercompany)	411	22		85		(518)	0	529	0		0		(529)	0
Tons (Total)	7,296	295		676		(518)	7,749	7,748	384		594		(529)	8,197

Revenues (Third parties)	18,062	1,526		1,619		0	21,207	31,608	2,601		2,746		0	36,955
Revenues (Intercompany)	1,813	123		222		(2,158)	0	3,613	804		(7)		(4,410)	0
Total revenues	19,875	1649		1,841		(2,158)	21,207	35,221	3,405		2,739		(4,410)	36,955
COGS	(18,745)	(1,403)		(1,637)		2,145	(19,640)	(29,356)	(2,841)		(2,178)		4,509	(29,866)
Gross Income	1,130	246		204		(13)	1,567	5,865	564		561		99	7,089
SG&A	(838)	(89)		(163)		(101)	(1,191)	(934)	(165)		(195)		(84)	(1,378)
Operating Income	292	157		41		(114)	376	4,931	399		366		15	5,711
EBITDA	793	239		103		(136)	999	5,415	467		433		(3)	6,312

Gross Margin	6.3%	16.1%		12.6%			7.4%	18.6%	21.7%		20.4%			19.2%
EBITDA Margin	4.4%	15.7%		6.4%			4.7%	17.1%	18.0%		15.8%			17.1%

	Chile			Argentina		Interco,	F, PACKAGING	Chile			Argentina		Interco,	F, PACKAGING
Tons (Third parties)	2554			1298		0	3852	2651			1256		0	3907
Tons (Intercompany)	0			0		0	0	0			0		0	0
Tons (Total)	2,554			1,298		0	3,852	2,651			1,256		0	3,907

Revenues (Third parties)	8,189			3,870		0	12,059	7,967			3,588		(8)	11,547
Revenues (Intercompany)	0			0		0	0	0			0		0	0
Total revenues	8,189			3,870		0	12,059	7,967			3,588		(8)	11,547
COGS	(7,135)			(3,289)		0	(10,424)	(6,434)			(3,141)		7	(9,568)
Gross Income	1,054			581		0	1,635	1,533			447		(1)	1,979
SG&A	(574)			(253)		(51)	(878)	(515)			(177)		(50)	(742)
Operating Income	480			328		(51)	757	1,018			270		(51)	1,237
EBITDA	861			534		(53)	1,342	1,434			473		(48)	1,859

Gross Margin	12.9%			15.0%			13.6%	19.2%			12.5%			17.1%
EBITDA Margin	10.5%			13.8%			11.1%	18.0%			13.2%			16.1%

	Chile						PROFILES	Chile						PROFILES
Tons (Third parties)	2,828						2,828	3,618						3,618
Tons (Intercompany)	0						0	0						0
Tons (Total)	2,828						2,828	3,618						3,618

Revenues (Third parties)	7,696						7,696	9,189						9,189
Revenues (Intercompany)	0						0	0						0
Total revenues	7,696						7,696	9,189						9,189
COGS	(6,038)						(6,038)	(7,439)						(7,439)
Gross Income	1,658						1,658	1,750						1,750
SG&A	(789)						(789)	(830)						(830)
Operating Income	869						869	920						920
EBITDA	1,090						1,090	1,180						1,180

Gross Margin	21.5%						21.5%	19.0%						19.0%
EBITDA Margin	14.2%						14.2%	12.8%						12.8%

Exhibit 6: EBITDA by Business Unit and Country
(Six Months Ended June-2006)

	YTD Jun 05							YTD Jun 06
	(Ch$ million)							(Ch$ million)
	Chile				Peru	Interco,	COPPER ROD	Chile				Peru	Interco,	COPPER ROD

Tons (Third parties)	4,265				3,055	0	7,320	5,604				7,575	0	13,179
Tons (Intercompany)	2,971				3,477	(6,448)	0	6,051				0	(6,051)	0
Tons (Total)	7,236				6,532	(6,448)	7,320	11,655				7,575	(6,051)	13,179

Revenues (Third parties)	9,252				7,167	0	16,419	18,822				26,233	0	45,055
Revenues (Intercompany)	6,450				6,884	(13,334)	0	21,271				0	(21,271)	0
Total revenues	15,702				14,051	(13,334)	16,419	40,093				26,233	(21,271)	45,055
COGS	(15,166)				(13,441)	13,165	(15,442)	(36,328)				(23,581)	20,182	(39,727)
Gross Income	536				610	(169)	977	3,765				2,652	(1,089)	5,328
SG&A	0				(108)	53	(55)	0				(182)	0	(182)
Operating Income	536				502	(116)	922	3,765				2,470	(1,089)	5,146
EBITDA	537				504	(122)	919	3,834				2,470	(1,088)	5,216

Gross Margin	5.8%				8.5%		6.0%	20.0%				10.1%		11.8%
EBITDA Margin	5.8%				7.0%		5.6%	20.4%				9.4%		11.6%

	Chile	Brazil	Optical F,	Argentina	Peru	Interco,	WIRE & CABLE	Chile	Brazil	Optical F,	Argentina	Peru	Interco,	WIRE & CABLE

Tons (Third parties)	5,619	14,072	0	977	6,442	0	27,110	4,919	16,509	0	2,025	6,418	0	29,871
Tons (Intercompany)	21	780	0	202	0	(1,003)	0	149	401	0	108	147	(805)	0
Tons (Total)	5,640	14,852	0	1,179	6,442	(1,003)	27,110	5,068	16,910	0	2,133	6,565	(805)	29,871
Kms,	0	0	0	0	0	0	0	0	0	916	0	0	0	916

Revenues (Third parties)	20,280	50,397	0	2,885	25,180	0	98,742	23,035	69,387	753	5,998	31,221	0	130,394
Revenues (Intercompany)	716	2,197	0	341	4	(3,258)	0	1,251	1,433	0	184	598	(3,466)	0
Total revenues	20,996	52,594	0	3,226	25,184	(3,258)	98,742	24,286	70,820	753	6,182	31,819	(3,466)	130,394
COGS	(18,070)	(43,705)	0	(2,831)	(20,836)	3,198	(82,244)	(20,931)	(58,593)	(714)	(5,052)	(26,135)	3,159	(108,266)
Gross Income	2,926	8,889	0	395	4,348	(60)	16,498	3,355	12,227	39	1,130	5,684	(307)	22,128
SG&A	(959)	(3,815)	0	(216)	(1,093)	(523)	(6,606)	(1,099)	(4,433)	(42)	(309)	(1,219)	(553)	(7,655)
Operating Income	1,967	5,074	0	179	3,255	(583)	9,892	2,256	7,794	(3)	821	4,465	(860)	14,473
EBITDA	2,673	6,867	0	198	3,753	(634)	12,857	2,936	10,242	91	879	4,901	(890)	18,159

Gross Margin	14.4%	17.6%		13.7%	17.3%		16.7%	14.6%	17.6%	5.2%	18.8%	18.2%		17.0%
EBITDA Margin	13.2%	13.6%		6.9%	14.9%		13.0%	12.7%	14.8%	12.1%	14.7%	15.7%		13.9%

	Chile	Coin		Argentina		Interco,	BRASS MILLS	Chile	Coin		Argentina		Interco,	BRASS MILLS
Tons (Third parties)	12,614	524		1,321		0	14,459	13,366	779		1,291		0	15,436
Tons (Intercompany)	1,064	66		189		(1,319)	0	1,055	0		0		(1,055)	0
Tons (Total)	13,678	590		1,510		(1,319)	14,459	14,421	779		1,291		(1,055)	15,436

Revenues (Third parties)	33,743	2,518		3,647		0	39,908	51,291	4,058		5,010		0	60,359
Revenues (Intercompany)	4,428	280		506		(5,214)	0	6,638	1,603		(7)		(8,234)	0
Total revenues	38,171	2,798		4,153		(5,214)	39,908	57,929	5,661		5,003		(8,234)	60,359
COGS	(35,097)	(2,390)		(3,671)		5,257	(35,901)	(50,180)	(4,927)		(3,962)		8,151	(50,918)
Gross Income	3,074	408		482		43	4,007	7,749	734		1,041		(83)	9,441
SG&A	(1,629)	(169)		(347)		(156)	(2,301)	(1,791)	(259)		(358)		(151)	(2,559)
Operating Income	1,445	239		135		(113)	1,706	5,958	475		683		(234)	6,882
EBITDA	2,458	392		260		(173)	2,937	6,968	612		810		(280)	8,110

Gross Margin	9.1%	16.2%		13.2%			10.0%	15.1%	18.1%		20.8%			15.6%
EBITDA Margin	7.3%	15.6%		7.1%			7.4%	13.6%	15.1%		16.2%			13.4%

	Chile			Argentina		Interco,	F, PACKAGING	Chile			Argentina		Interco,	F, PACKAGING
Tons (Third parties)	5,096			2,274		0	7,370	5,131			2,605		0	7,736
Tons (Intercompany)	0			0		0	0	0			0		0	0
Tons (Total)	5,096			2,274		0	7,370	5,131			2,605		0	7,736

Revenues (Third parties)	16,236			6,976		(1)	23,211	15,587			7,177		(7)	22,757
Revenues (Intercompany)	0			0		0	0	0			0		0	0
Total revenues	16,236			6,976		(1)	23,211	15,587			7,177		(7)	22,757
COGS	(14,261)			(6,161)		0	(20,422)	(12,585)			(6,309)		7	(18,887)
Gross Income	1,975			815		(1)	2,789	3,002			868		0	3,870
SG&A	(1,069)			(448)		(88)	(1,605)	(984)			(284)		(89)	(1,357)
Operating Income	906			367		(89)	1,184	2,018			584		(89)	2,513
EBITDA	1,650			796		(88)	2,358	2,849			986		(89)	3,746

Gross Margin	12.2%			11.7%			12.0%	19.3%			12.1%			17.0%
EBITDA Margin	10.2%			11.4%			10.2%	18.3%			13.7%			16.5%

	Chile						PROFILES	Chile						PROFILES
Tons (Third parties)	5,532						5,532	6,731						6,731
Tons (Intercompany)	0						0	0						0
Tons (Total)	5,532						5,532	6,731						6,731

Revenues (Third parties)	15,262						15,262	17,083						17,083
Revenues (Intercompany)	0						0	0						0
Total revenues	15,262						15,262	17,083						17,083
COGS	(11,992)						(11,992)	(13,746)						(13,746)
Gross Income	3,270						3,270	3,337						3,337
SG&A	(1,561)						(1,561)	(1,587)						(1,587)
Operating Income	1,709						1,709	1,750						1,750
EBITDA	2,164						2,164	2,261						2,261

Gross Margin	21.4%						21.4%	19.5%						19.5%
EBITDA Margin	14.2%						14.2%	13.2%						13.2%

Exhibit 7: Consolidated Balance Sheet

	Ch$ millions		US$ millions (1)
	YTD Jun 05	YTD Jun 06	YTD Jun 05	YTD Jun 06

Cash	4,111	5,463	7.1	10.1
Time deposits and marketable securities	187	1,483	0.3	2.7
Accounts receivable	70,638	99,668	122.0	184.8
Accounts receivable from related companies	3,291	648	5.7	1.2
Inventories	79,814	103,373	137.8	191.6
Recoverable taxes	4,961	14,259	8.6	26.4
Prepaid expenses and other current assets	13,047	6,497	22.5	12.0
Current Assets	176,048	231,391	304.1	428.9

Property. plant and equipment (net)	161,902	148,319	279.6	274.9

Investments	11,531	12,011	19.9	22.3
Goodwill (net)	22,437	18,042	38.8	33.4
Long-term receivables	478	571	0.8	1.1
Other	7,558	12,156	13.1	22.5
Other Assets	42,004	42,780	72.5	79.3

ASSETS	379,954	422,490	656.2	783.2

Short-term bank borrowings	29,436	31,223	50.8	57.9
Current portion of long-term bank and other debt	3,727	12,224	6.4	22.7
Current portion of bonds payable	4,193	4,390	7.2	8.1
Current portion of long-term liabilities	520	480	0.9	0.9
Dividends payable	3	70	0.0	0.1
Accounts payable	20,732	26,327	35.8	48.8
Notes payable	10,419	1,139	18.0	2.1
Other payables	655	551	1.1	1.0
Notes and accounts payable to related companies	659	375	1.1	0.7
Accrued expenses	6,825	7,808	11.8	14.5
Withholdings payable	2,248	1,182	3.9	2.2
Deferred income	371	3,648	0.6	6.8
Income taxes	0	0	-	-
Other current liabilities	1,385	2,058	2.4	3.8
Current Liabilities	81,171	91,476	140.2	169.6

Long-term bank and other debt	79,381	51,477	137.1	95.4
Bonds payable	26,557	22,261	45.9	41.3
Accrued expenses	3,568	4,948	6.2	9.2
Long-Term Liabilities	109,505	78,686	189.1	145.9

Minority Interest	10,948	10,893	18.9	20.2

Common stock	207,895	261,485	359.1	484.7
Share premium	40,280	39,697	69.6	73.6
Reserves	14,621	1,142	25.3	2.1
Retained earnings	(84,466)	(60,890)	(145.9)	(112.9)
Total Shareholders' Equity	178,330	241,435	308.0	447.6

LIABILITIES AND SHAREHOLDERS' EQUITY	379,954	422,490	656.2	783.2

1 Exchange rate on June-06. 2006 US$1,00 = 539.44
Exchange rate on June-06. 2005 US$1,00 = 579

Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD Jun 05	YTD Jun 06	YTD Jun 05	YTD Jun 06

Cash received from customers	222,432	295,500	384.2	547.8
Financial income received	399	589	0.7	1.1
Dividends and other distributions	-	58	-	0.1
Other incomes	114	3,598	0.2	6.7
Payments to suppliers and employees	(208,697)	(319,909)	(360.4)	(593.0)
Interests paid	(6,855)	(5,331)	(11.8)	(9.9)
Income taxes paid	(1,752)	(2,389)	(3.0)	(4.4)
Other expenses	(78)	(286)	(0.1)	(0.5)
Added Value Tax and others	(3,173)	(2,498)	(5.5)	(4.6)
Cash Flow from Operating Activities	2,388	(30,668)	4.1	(56.9)

Sale of Property. Plant and Equipment	23	2,432	0.0	4.5
Sale of permanent investments	133	-	0.2	-
Sale of other investments	-	-	-	-
Other proceeds from investments	1,001	121	1.7	0.2
Acquisition of fixed assets	(7,605)	(5,460)	(13.1)	(10.1)
Permanent investments	-	(4)	-	(0.0)
Other disbursements	(1,246)	-	(2.2)	-
Cash Flow used in Investing Activities	(7,695)	(2,911)	(13.3)	(5.4)

Issuance of shares	-	9,370	-	17.4
Loans obtained	22,843	94,440	39.5	175.1
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(189)	(419)	(0.3)	(0.8)
Repayments of bank borrowings	(20,646)	(67,508)	(35.7)	(125.1)
Repayments of bonds	(1,976)	(2,079)	(3.4)	(3.9)
Payment of expenses related to shares issuance	-	-	-	-
Payment loans documented from related companies	-	(1,538)	-	(2.9)
Others	(512)	-	(0.9)	-
Cash Flow provided by Financing Activities	(480)	32,265	(0.8)	59.8

Net Cash Flow for the Period	(5,787)	(1,314)	(10.0)	(2.4)

Effect of price-level restatements on cash and cash equivalents	123	697	0.2	1.3

Net increase in cash and cash equivalents	(5,663)	(617)	(9.8)	(1.1)

Cash and cash equivalents at the beginning of year	13,481	7,877	23.3	14.6

Cash and cash equivalents at end of the period	7,818	7,260	13.5	13.5

_____________________
1 Exchange rate on June-06. 2006 US$1,00 = 539.44
Exchange rate on June-06. 2005 US$1,00 = 579